Exhibit 99.1

ARCTURUS THERAPEUTICS LTD.

10628 Science Center Drive, Suite 200, San Diego, CA 92121

Tel: (858) 900-2660

February 5, 2018

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 26, 2018

Dear Arcturus Therapeutics Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders, or the Meeting, of Arcturus Therapeutics Ltd., or the Company, to be held at 10:00 a.m. (Pacific time) on Monday, February 26, 2018, at the offices of our U.S. legal counsel, Cooley LLP, at 4401 Eastgate Mall, San Diego, California, 92121-1909.

The Meeting is being called for the purpose of ratifying the appointment of Ernst & Young LLP as the Company's independent auditors for the audit of the Company’s financial statements for the year ended December 31, 2017 and for the subsequent period prior to the Company’s annual meeting of shareholders in 2018:

Our Board of Directors, or the Board, recommends that you vote in favor of the above proposal, which is described in the accompanying Proxy Statement.

Shareholders of record at the close of business on Thursday, February 1, 2018 are entitled to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Extraordinary General Meeting of Shareholders that we published on January 30, 2018 (and filed on January 31, 2018 with the U.S. Securities and Exchange Commission, or SEC), this cover letter, and the accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent (Continental Stock Transfer & Trust, 1 State Street 30th Floor, New York, NY 10004-1561) not later than 11:59 p.m., Eastern time, on Sunday, February 25, 2018 to be validly included in the tally of ordinary shares voted at the Meeting. Alternatively, if you are a record holder of shares and are delivering, mailing or emailing your proxy to our registered offices in Israel (to our Israeli legal counsel, Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, Ramat Gan, Israel 5250608, 12th Floor, telephone +972-3-610-3890 or email: Arcturusproxy@meitar.com, with a copy to IR@arcturusrx.com), it must be received by 4:00 p.m., Israel time/ 6:00 a.m. Pacific time, on the date of the Meeting (February 26, 2018) to be validly included in the tally of ordinary shares voted. If you are a beneficial owner whose shares are held via a bank, broker, trustee or nominee (i.e., in “street name”), an earlier deadline may apply to receipt of your voting instruction form, if indicated on the voting instruction form delivered to you by your bank, broker, trustee or nominee. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card or voting instruction form.

Shareholders who attend the Meeting in person may revoke their proxies and vote their ordinary shares at the Meeting.  Shareholders whose ordinary shares in the Company are held in “street name” will be able to either direct the registered record holder of their shares on how to vote such shares or obtain a legal proxy from the registered record holder to enable such “street name” holder to participate in and to vote such shares at the Meeting (or to appoint a proxy to do so). An electronic copy of the enclosed proxy materials will also be available for viewing at http://www.cstproxy.com/arcturusrx/sm2018. The full text of the proposed resolution, together with the form of proxy card for the Meeting, may also be viewed beginning on Tuesday, February 6, 2018 at the registered Israeli office of the Company (at the address provided above), from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. Israel time. Our telephone number at our registered Israeli office appears above.

Sincerely, /s/ Stuart Collinson Dr. Stuart Collinson Executive Chairman of the Board of Directors

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ARCTURUS THERAPEUTICS LTD.

10628 Science Center Drive, Suite 200, San Diego, CA 92121

Tel: (858) 900-2660

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Arcturus Therapeutics Ltd., to which we refer as Arcturus or the Company, to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any postponements or adjournments thereof, pursuant to the Notice of Extraordinary General Meeting of Shareholders published by Arcturus on January 30, 2018 and filed with the SEC on January 31, 2018. The Meeting will be held at 10:00 a.m. (Pacific time) on Monday, February 26, 2018, at the offices of Arcturus’ U.S. legal counsel, Cooley LLP, at 4401 Eastgate Mall, San Diego, California, 92121-1909.

This Proxy Statement, the attached cover letter, and the enclosed proxy card are being made available on or about Friday, February 9, 2018 to holders of Arcturus ordinary shares, par value NIS 0.07, or ordinary shares, as of the close of business on Thursday, February 1, 2018, the record date for the Meeting. Formal notice of the Meeting was first published in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, and our Articles of Association, via a press release, which we issued and furnished as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K on Tuesday, January 30, 2018 (which was filed with the SEC on Wednesday, January 31, 2018). The full text of the proposed resolution, together with the form of proxy card for the Meeting, may also be viewed beginning on Tuesday, February 6, 2018 at the registered Israeli office of the Company (at the address provided above), from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. Israel time.

You are entitled to vote at the Meeting if you held ordinary shares as of the record date for the Meeting, regardless of whether you currently hold ordinary shares. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponement or adjournment thereof.

Agenda

The Meeting is being called for the purpose of ratifying the appointment of Ernst & Young LLP as our independent auditors for the audit of our financial statements for the year ended December 31, 2017 and for the subsequent period prior to our annual general meeting of shareholders in 2018.

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The foregoing approval is being sought pursuant to the Companies Law, which requires that our shareholders appoint our independent auditors on an annual basis. The replacement of our previous auditors is a function of the shift in our principal executive offices from Israel to San Diego, California as a result of the merger transaction between Alcobra Ltd. and Arcturus Therapeutics, Inc. San Diego is where Arcturus Therapeutics, Inc. has historically operated. As a result, we require independent accounting and auditing services from Ernst & Young LLP, which has offices in San Diego and has historically provided such services to Arcturus Therapeutics, Inc., instead of its Israeli affiliate, Kost, Forer, Gabbay & Kaiserer, a member of Ernst & Young Global, from which we previously received those services. Please see the “Background” to Proposal 1 for more information.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board recommends that you vote “FOR” the above proposal.

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Who Can Vote

You are entitled to vote at the Meeting if you were a shareholder of record at the close of business on Thursday, February 1, 2018. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Thursday, February 1, 2018, or which appear in the participant listing of a securities depository on that date. Shareholders whose ordinary shares in the Company are held in “street name” through a bank, broker or other nominee will be able to either direct the registered record holder of their shares on how to vote such shares or obtain a legal proxy from the registered record holder to enable such “street name” holder to participate in and to vote such shares at the Meeting (or to appoint a proxy to do so).

Quorum

As of the close of business on the record date, Thursday, February 1, 2018, we had 10,691,945 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on that date is entitled to one vote upon the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least one-third (1/3) of our outstanding number of ordinary shares. If a quorum is not present within an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place). At such adjourned meeting, the presence of any two shareholders in person or by proxy (regardless of the number of shares held by them) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of the proposal. Apart from the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote, and will furthermore not be treated as a vote “FOR” or a vote “AGAINST” the proposal. Abstentions are also not treated as a vote “FOR” or a vote “AGAINST” the proposal.

How You Can Vote

You can vote your shares by attending the Meeting, by completing and signing a physical proxy card or voting instruction form, or by voting electronically, depending on your status as a shareholder, as described below.

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Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. You can vote your shares by (i) attending the Meeting, (ii) completing, signing and returning a proxy card or (iii) voting through the internet by going to www.cstproxyvote.com to complete an electronic proxy card. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person.

If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the following website hosted by our transfer agent, Continental Stock Transfer & Trust, at http://www.cstproxy.com/arcturusrx/sm2018, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Israeli legal counsel via e-mail to arcturusproxy@meitar.com or via fax to +972-3-610-3652. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our Israeli offices, c/o Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, Ramat Gan, Israel 5250608, 12th Floor, or at the above email address or fax, on the meeting date by 4 p.m. Israel time/ 6 a.m. Pacific time, or unless our registrar and transfer agent receives it in the enclosed envelope, not later than 11:59 p.m., Eastern time, on February 25, 2018.

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please complete the enclosed voting instruction form to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated in the enclosed voting instructions. All votes should be submitted by 11:59 p.m. Eastern time on February 25, 2018 (or such earlier deadline as may be indicated in the enclosed voting instructions) in order to be counted towards the tally of ordinary shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, and you must also present at the Meeting a brokerage or other account statement evidencing your ownership of your shares as of the record date.

Completing Your Proxy Card or Voting Instruction Form

If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct. If you are a record shareholder and sign and return your proxy card without giving specific instructions with respect to the proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. If you sign and return your proxy card, the persons named as proxies will furthermore vote in their discretion on any other matters that properly come before the Meeting. However, if you are a beneficial (“street”) owner of shares and do not specify how you want to vote in your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. While the appointment of our independent auditors pursuant to the proposal at the Meeting would generally be treated as a routine proposal, we cannot assure that you that will be the case, as our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you do not indicate your voting instructions and your broker does not exercise its voting discretion, the shares held by you will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the proposal. Such shares have no impact on the outcome of the voting on the proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on this important matter.

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Revocation of a Proxy or Voting Instruction

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. If you hold your shares in “street name,” please follow the enclosed instructions provided by your broker, trustee or nominee (or its agent) in order to revoke or change your vote.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about February 9, 2018. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, we have retained Morrow Sodali LLC to assist in the solicitation. The full text of the proposed resolution, together with the form of proxy card for the Meeting, may also be viewed beginning on Tuesday, February 6, 2018 at the registered Israeli office of the Company (at the address provided above), from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. Israel time.

Voting Results

The final voting results will be tallied by the chairman or secretary of the Meeting based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

Availability of Proxy Materials

Copies of the notice of the Meeting (as previously published by us on January 30, 2018 and filed with the SEC on January 31, 2018), this Proxy Statement, the accompanying cover letter and the proxy card for the Meeting are available at the following website hosted by our transfer agent, Continental Stock Transfer & Trust: http://www.cstproxy.com/arcturusrx/sm2018. The contents of that website are not a part of this Proxy Statement.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2018 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of January 31, 2018, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 10,691,945 ordinary shares outstanding as of January 31, 2018.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. Unless otherwise noted below, each shareholder’s address is c/o Arcturus Therapeutics Ltd., 10628 Science Center Drive, Suite 200, San Diego, CA 92121.

	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Advisers, Inc.(1)	639,642	6.0%
Bradley T. Sorenson(2)	587,918	5.5%
Directors and Executive Officers
Joseph E. Payne(3)	1,465,097	13.7%
Padmanabh Chivukula, Ph.D.(4)	732,548	6.9%
Craig Willett(5)	866,342	8.1%
Stuart Collinson, Ph.D.(6)	164,887	1.5%
Daniel Geffken	*	*
David Shapiro, M.D.	*	*
All directors and executive officers as a group (6 persons)	3,228,874	30.2%

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Based solely on an Amendment 2 to Schedule 13G filed with the SEC on December 11, 2017, and which reflects holdings as of November 30, 2017. The address of these shareholders is One Franklin Parkway, San Mateo, CA 94403-1906.
(2)	Based on a Schedule 13D filed with the SEC on January 19, 2018. Consists of: (i) 577,392 ordinary shares, (ii) presently-exercisable options to purchase 4,669 ordinary shares and (iii) call options to purchase an aggregate of an additional 5,857 ordinary shares.
(3)	Consists of 1,465,097 ordinary shares, 366,274 of which are subject to an option to repurchase in favor of Arcturus.
(4)	Consists of 732,548 ordinary shares, 183,137 of which are subject to an option to repurchase in favor of Arcturus.
(5)	Consists of (i) 108,282 ordinary shares held directly by Mr. Willett, (ii) 280,810 ordinary shares held by DUR Holdings, LC, (iii) 294,113 ordinary shares held by Phoenician Enterprises, Ltd., and (iv) 183,137 ordinary shares held by 6-W Discretionary Trust. Mr. Willett is the president of Elizann, Inc., which is the manager of DUR Holdings, LC, and therefore Mr. Willett may be deemed to have voting and investment power with respect to the securities held by DUR Holdings, LC. Mr. Willett is the general partner of Phoenician Enterprises, Ltd. and therefore may be deemed to have voting and investment power with respect to the securities held by Phoenician Enterprises, Ltd. Mr. Willett is the trustee of 6-W Discretionary Trust and therefore may be deemed to have voting and investment power with respect to the securities held by 6-W Discretionary Trust.
(6)	Consists of (i) 154,001 ordinary shares and (ii) 10,886 ordinary shares issuable upon the exercise of an option within 60 days of January 31, 2018.

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PROPOSAL 1

APPOINTMENT OF Ernst & Young LLP AS NEW INDEPENDENT AUDITORS

Background

At the October 2017 annual general meeting of shareholders of our company (which was then called Alcobra Ltd., or Alcobra, prior to the merger transaction involving Alcobra and Arcturus Therapeutics, Inc.), our shareholders approved the appointment of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, which we refer to as E&Y Israel, as our independent auditors for the fiscal year ended December 31, 2017. At that same meeting, the shareholders also authorized Alcobra’s Board of Directors to determine the compensation of E&Y Israel for the fiscal year ending December 31, 2017.

The foregoing approval would have ordinarily sufficed until our 2018 annual general meeting of shareholders, as the Companies Law merely requires that our shareholders appoint our independent auditors on an annual basis. However, following the merger transaction discussed above, we shifted our principal executive offices from Israel to San Diego, California, where Arcturus Therapeutics, Inc. has historically operated. As a result, E&Y Israel is no longer able to serve our company at its new location in San Diego, and we instead require independent accounting and auditing services from its affiliate, Ernst & Young LLP, which has offices in San Diego and has historically provided such services to Arcturus Therapeutics, Inc.

Ordinarily, under the Companies Law, a change in auditor requires that the company provide an opportunity for the departing auditor to present its view on the termination of its services to the company’s shareholders, and to invite the departing auditor to the shareholder meeting to present that view in person. Under our circumstances, we have explained the basis for the auditor change to E&Y Israel, and it has accepted our Board’s determination that its replacement with its affiliate, Ernst & Young LLP (with offices in San Diego) is in the best interest of our company.

Pursuant to the Sarbanes-Oxley Act of 2002, as amended, the audit committee of the Board, or the Audit Committee, has already acted to approve the appointment of Ernst & Young LLP as the Company’s independent auditors and the fixing of its remuneration, as well as the terms of its engagement. In furtherance of such approval, the Board has nominated Ernst & Young LLP for appointment as the independent auditors of the Company for the audit of our financial statements for the fiscal year ended December 31, 2017 and for such subsequent period prior to 2018 annual general meeting of shareholders. At the Meeting, our shareholders will be requested to approve such appointment, as well as to authorize the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

Fees Paid to Independent Auditors in Last Two Fiscal Years

The following captions and tables set forth, in thousands of U.S. dollars, for the years ended December 31, 2015 and 2016, the fees billed to the Company (formerly Alcobra) by E&Y Israel, our independent auditors with respect to each of those years:

	Year Ended December 31,
	2016	2015

Audit fees (1)	$87	$87
Audit-related fees (2)	-	90
Tax fees (3)	25	35
All other fees	-	-
Total	$112	$212

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.
(2)	Includes fees in connection with two public offerings in 2015.
(3)	Includes professional fees related to tax returns, transfer pricing and consulting on state and sales tax in the United States and Israeli tax.

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Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting pursuant to this Proposal 1:

“RESOLVED, that the appointment of Ernst & Young LLP as the Company’s independent auditors for the audit of the Company’s financial statements for the fiscal year ended December 31, 2017 and for such subsequent period prior to the Company’s 2018 annual general meeting of shareholders, be, and hereby is, approved in all respects, such re-appointment having been previously approved by the Audit Committee and the Board.”

“RESOLVED FURTHER, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the foregoing independent auditors in accordance with the volume and nature of their services.”

Required Vote

The approval of Proposal 1 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal. Ordinary shares present at the Meeting that are not voted with respect to this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards determining whether a majority has been achieved for the proposal.

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of (i) the appointment of Ernst & Young LLP as the independent auditors of the Company and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

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OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than the agenda item specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s (i) Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on April 28, 2017, along with (ii) the proxy statement for the extraordinary general meeting of shareholders at which the merger transaction between Arcturus Therapeutics, Inc. and Alcobra was approved, which was appended as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on October 20, 2017, are available for viewing and downloading on the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website http://ir.arcturusrx.com/investor-relations.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Company shareholders who would like additional copies, without charge, of this proxy statement or if such shareholders have questions about the merger, including the procedures for voting Company shares, should contact the Company’s proxy solicitor:

Morrow Sodali

470 West Avenue
Stamford CT, 06902

Banks and Brokerage Firms Call: (203) 658-9400

Shareholders Call Toll Free: (800) 662-5200

E-mail: arcturus@morrowsodali.com

By order of the Board of Directors: /s/ Stuart Collinson Executive Chairman of the Board of Directors

San Diego, California

February 5, 2018

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